[LETTERHEAD OF ASCENT REAL ESTATE SECURITIES, LLC]
October 23, 2009
U.S. Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4720
Attention: John Grzeskiewcz

Re:	Global Real Estate Investments Fund, Shares of Beneficial Interest Registration Statement on Form N-2 (as amended) File Nos. 333-160919 and 811-22322
Dear Mr. Grzeskiewcz:
     In accordance with Rule 461 of the General Rules and Regulation under the Securities Act of 1933, as amended, the undersigned, the distributor of the offering of common shares of beneficial interest of the Fund, hereby joins in the request of the Fund for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 10:00 a.m., New York City time, on October 26, 2009, or as soon as possible thereafter.

Very truly yours, ASCENT REAL ESTATE SECURITIES, LLC
By:	/s/ Randy S. Lewis
	Name:	Randy Lewis
	Title:	President